RECEIVED
2008 OCT 14 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc
Brook Road, Wimborne,
Dorset, BH21 2BJ, England
T: +44 (0)1202 882020
F: +44 (0)1202 840523

Our ref: L/COB/88.2/8049

10 October 2008

[redacted]

08005363

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 7 October 2008 relating to additional listing.
2. Stock Exchange announcement dated 9 October 2008 relating to holding(s) in company.
3. Notice of allotment of shares or securities on Form 88(2) dated 6 October 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans
Chief Legal Officer & Company Secretary

PROCESSED
OCT 16 2008
THOMSON REUTERS

dw 10/14

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	12:04 07-Oct-08
Number	2619F12

RNS Number : 2619F
Cobham PLC
07 October 2008

Cobham plc announces that an application has been made to the UK Listing Authority and the London Stock Exchange for the admission to the Official List and admission to trading of a block listing of 800,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the following share option schemes:

Cobham Executive Share Option Scheme (94)	300,000 ordinary shares
Cobham Executive Share Option Scheme (04)	500,000 ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No. 8234923

check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	11:26 09-Oct-08
Number	4703F11

RNS Number : 4703F
Cobham PLC
09 October 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	COBHAM PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):______________	NO

3. Full name of person(s) subject to notification obligation:	CATER ALLEN INTERNATIONAL LIMITED

4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	03/10/2008
6. Date on which issuer notified:	07/10/2008
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage voting right**	
				Direct	**Indirect**	**Direct**	**Indi**
GB00B07KD360	36,800,000	36,800,000	0	0		0%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage voting rights**

Total (A+B)

Number of voting rights	**Percentage of voting rights**
0	0%

9. Chain of controlled undertakings through which the voting rights and /or financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	BEN MIMMACK
15. Contact telephone number:	020 7756 4823

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED

2008 OCT 14 A 11:29

CORPORATE FINANCE

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day	06	
Month	10	
Year	2008	

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	17,150		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details	Shares and share class allotted	
Name: BRIERLEY, MICHAEL PETER Address: 30 LYNEHAM GARDENS, PINKNEYS GREEN, MAIDENHEAD, BERKSHIRE, ENGLAND UK Postcode SL6 6SJ	Class of shares allotted: Ordinary 2.5p, £	Number allotted: 6,776
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £	Number allotted: 10,374
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed E EVANS Date 7/10/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

END